UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

Dune Energy, Inc
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
265338509
(CUSIP Number)
David Kelly, Esq.
UBS AG
677 Washington Blvd
Stamford CT 06901
203-719-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 30, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	265338509

1	NAMES OF REPORTING PERSONS UBS AG directly and on behalf of certain subsidiaries

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

	7	SOLE VOTING POWER

NUMBER OF		22,281,310[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		22,281,310[1]

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,281,310[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.38%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BK
1 The number of Common Shares beneficially owned is reported as of March 30, 2010 and consists of 20,733,257 Common Shares underlying 10% Senior Redeemable Convertible Preferred Stock (the “preferred Stock”) and 1,548,053 Common Shares. As March 30, 2010 each share of Preferred Stock converts into 114.29 Common Shares plus a make-whole premium as of March 30, 2010 amounted to an additional 129.25 Common Shares for 1 share of Preferred Stock.
The make whole premium is equal to the discounted net present value of future dividends (until June 2010) divided by the Volume Weighted Average Price (VWAP) of the common stock for the last 10 trading days prior to the conversion date discounted 10%. Therefore, the make whole premium fluctuates with the changes in the price of the Common Shares and the amount of future dividends.

CUSIP No.	265338509
Item 1. Security and Issuer
The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Common Shares”), of Dune Energy, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, Texas 77002.
Item 2. Identity and Background
(a) — (c) This Schedule 13D is being filed on behalf of UBS AG (the “Reporting Person”). UBS AG’s principal business offices are located at:
Bahnhofstrasse 45
CH-8001
Zurich, Switzerland
and
Aeschenvorstadt 1
CH-4051
Basel, Switzerland
UBS AG is a major international banking and financial firm. UBS AG, a Swiss banking corporation, is publicly owned, and its shares are listed on the Zurich, New York and Tokyo exchanges. UBS Securities LLC is a wholly owned subsidiary of UBS AG. Like most securities firms, UBS Securities LLC is, and has been, a defendant in numerous legal actions brought by private plaintiffs relating to its securities business that allege various violations of federal and state securities laws. UBS AG files annual reports on Form 20-F with the SEC, and also files quarterly reports and certain other material information with the SEC under cover of Form 6-K. These reports are publicly available. These reports include material information about UBS Securities LLC matters, including information about any material litigation or administrative proceedings.
Further, UBS AG, UBS Securities LLC and other affiliated entities, like most large, full service investment banks and broker-dealers, receive inquiries and are sometimes involved in investigations by the Federal Reserve Bank, SEC, NYSE and various other regulatory organizations and government agencies. UBS AG and its affiliates and subsidiaries fully cooperate with the authorities in all such requests. UBS Securities LLC regularly reports to the Financial Industry Regulatory Authority, Inc on form B-D and to the SEC on the Schedule E to Form ADV investigations that result in orders. These reports are publicly available.

1.	(Continued) This filing is the result of a change in the Shares Outstanding which reflects the conversion of Convertible Preferred Stock into Common Shares, as well as a rise in the Common Share price since the previous filing on March 1st, which lowered the conversion rate of the make whole premium. No shares were transacted by UBS since the previous filing.

2.	This percentage is calculated as of March 30, 2010 pursuant to rule 13(d)(1)(i) and is based upon 40,506,775 Common Shares outstanding as of March 19, 2010 (as reported in Issuer’s 10-K filed March 25, 2010).

CUSIP No.	265338509
(d) — (e) During the last five years, the Reporting Person, nor to the best of the Reporting Person’s knowledge, any of the executive officers has not (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws, except as follows:
Auction Rate Securities: UBS was sued by four state regulatory authorities and was the subject of investigations by the SEC and other regulators, relating to the marketing and sale of auction rate securities (ARSs) to clients and to UBS’s role and participation in ARS auctions and underwriting of ARSs. UBS was also named in several putative class actions and individual civil suits and a large number of individual arbitrations. The regulatory actions and investigations and the civil proceedings followed the disruption in the markets for these securities and related auction failures since mid-February 2008. Plaintiffs and the regulators generally sought rescission, i. e., for UBS to purchase the ARSs that UBS sold to them at par value, as well as compensatory damages, disgorgement of profits and in some cases penalties. On 8 August 2008, UBS entered into settlements in principle with the SEC, the New York Attorney General (NYAG) and other state agencies represented by the North American Securities Administrators Association (NASAA), whereby UBS agreed to offer to buy back ARSs from eligible customers within certain time periods, the last of which begins on 30 June 2010, and to pay penalties of USD 150 million (USD 75 million to the NYAG, USD 75 million to the other states). UBS subsequently finalized its settlement with the State of Massachusetts, the SEC and the NYAG, and is continuing to finalize agreements with the other state regulators. UBS’s settlement is largely in line with similar industry regulatory settlements. The NYAG and SEC continue to investigate individuals affiliated with UBS who traded in ARSs or who had responsibility for disclosures.
US Cross-Border: UBS AG has been responding to a number of governmental inquiries and investigations relating to its cross-border private banking services to US private clients during the years 2000-2007. On 18 February 2009, UBS announced that it had entered into a Deferred Prosecution Agreement (DPA) with the US Department of Justice Tax Division (DOJ) and the United States Attorney’s Office for the Southern District of Florida, and a Consent Order with the SEC relating to these investigations. As part of these settlement agreements, among other things: (i) UBS will pay a total of USD 780 million to the United States, USD 380 million representing disgorgement of profits from maintaining the US cross-border business and USD 400 million representing US federal backup withholding tax required to be withheld by UBS, together with interest and penalties, and restitution for unpaid taxes associated with certain account relationships involving fraudulent sham and nominee offshore structures and otherwise as covered by the DPA; (ii) UBS will complete the exit of the US cross-border business out of non-SEC registered entities, as announced in July 2008, which these settlements permit UBS to do in a lawful, orderly and expeditious manner; (iii) UBS will implement and maintain an effective program of internal controls with respect to compliance with its obligations under its Qualified Intermediary (QI) Agreement with the Internal Revenue Service (IRS), as well as a revised legal and compliance governance structure in order to strengthen independent legal and compliance controls; and (iv) pursuant to an order issued by the Swiss Financial Market Supervisory Authority (FINMA), information was transferred to the DOJ regarding accounts of certain US clients as set forth in the DPA who, based on evidence available to UBS, appear to have committed tax fraud or the like within the meaning of the Swiss-US Double Taxation Treaty. Pursuant to the DPA, the DOJ has agreed that any further prosecution of UBS will be deferred for a period of at least 18 months, subject to extension under certain circumstances such as UBS needing more time to complete the implementation of the exit of its US cross-border business. If UBS satisfies all of its obligations under the DPA, the DOJ will refrain permanently from pursuing charges against UBS relating to the investigation of its US cross-border business. As part of the SEC resolution, the SEC filed a Complaint against UBS in US Federal District Court in Washington, D.C., charging UBS with acting as an unregistered broker-dealer and investment advisor in connection with maintaining its US cross-border business. Pursuant to the Consent Order, UBS did not admit or deny the allegations in that Complaint, and consented to the entry of a final judgment that provides, among other things, that: (i) UBS will pay USD 200 million to the SEC, representing disgorgement of profits from the US cross-border business (this amount is included in, and not in addition to, the USD 780 million UBS is paying to the United States as described above); and (ii) UBS will complete its exit of the US cross-border business and will be permanently enjoined from violating the SEC registration requirements by providing broker-dealer or investment advisory services to US persons through UBS entities not registered with the SEC. The District Court entered the final judgment on 19 March 2009.

CUSIP No.	265338509
Item 3. Source and Amount of Funds or Other Consideration
The source of funds for the purchases of the Preferred Stock (as defined above in Item 1) was internal funds of UBS AG (“UBS”) and the affiliates that purchased the subject securities.
Item 4. Purpose of Transaction
The Preferred Stock was acquired for investment and proprietary trading purposes. UBS intends to review continuously its position with the Issuer. Depending on future evaluations of the business prospects of the Issuer and upon other development, including, but not limited to, general and economic business conditions and stock market conditions, UBS may retain or dispose from time to time of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.
UBS has converted a portion of the Preferred Stock into Common Shares available for sale.
Except as set forth in this Item 4, the reporting person does not have any present plans or proposals that relate to or that would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a) This statement on Schedule 13D is being filed by UBS on behalf of itself and its subsidiaries. The securities being reported on by UBS representing the Common Shares are held directly by UBS Securities LLC.
For purposes of Rule 13d-3, as of March 30, 2010 UBS may be deemed to beneficially own 22,281,310 Common Shares, consisting of 20,733,257 Common Shares underlying Preferred Stock and 1,548,053 Common Shares, or approximately 36.38% of the outstanding Common Shares.
(b) The Reporting Person has sole voting and dispositive power over all of the Common Shares reported above.
(c) Inapplicable.
(d) Inapplicable.
(e) Inapplicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
To the best knowledge of UBS, except as described under Item 4 above, no contracts, arrangements, understandings or relationship (legal or otherwise) exist between UBS and any other person with respect to the securities of the Issuer
Item 7. Material to be Filed as Exhibits
None.

CUSIP No.	265338509
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	By:

	By:	/s/ Anthony DeFilippis
		Name:	Anthony DeFilippis
		Title:	Executive Director

	By:	/s/ Gordon Kiesling
		Name:	Gordon Kiesling
		Title:	Executive Director

March 30, 2010